

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 9, 2014

<u>Via E-mail</u>
Longgen Zhang
Chief Financial Officer
JinkoSolar Holding Co., Ltd.
1 Jingke Road
Shangrao Economic Development Zone
Jiangxi Province, 334100
People's Republic of China

> **Re: JinkoSolar Holding Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed April 18, 2014**
> **File No. 001-34615**

Dear Mr. Zhang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Brian Cascio

Brian Cascio
Accounting Branch Chief